UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Provides an Update on its Polysilicon Plant Construction Progress
XINYU CITY, China and SUNNYVALE, Calif., July 1, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of multi-crystalline solar wafers, held an equipment installation celebration ceremony for its 1,000 metric ton (MT) annualized capacity polysilicon plant in Xinyu, China on July 1, 2008.
Chairman Xiaofeng Peng, Mayor Anze Li and other local Xinyu government dignitaries were present at the ceremony. Mr. Peng and Mayor Li congratulated the project team on the rapid progress of the site construction.
“LDK Solar’s success on this project to date is reflective of the resourcefulness and dedication of the Chinese people. The local government authority will continue to support LDK Solar by providing the necessary resources for the timely completion of this project,” commented Mayor Li.
As of June 30, 2008, two reactors and five distillation and purification towers have been installed. Nitrogen, hydrogen and de-ionized water systems, as well as a boiler station and 110 KV/10 KV switch gear have been completed or are nearing completion. Two more MSA reactors will be air shipped from Germany in July, with additional reactors expected to be shipped over the next two quarters. We expect to commence silicon production within the next three months and have 1,000 MT annualized capacity installed by December, 2008.
“Our plant construction and equipment installation remains on schedule. The next major milestone is the plant process commissioning phase, which is expected to proceed over the next three months. We are on track and confident in our ability to produce 100 to 350 MT of polysilicon in 2008,” said Mr. Peng.
“LDK Solar remains confident in its 15,000 MT polysilicon plant construction progress, and the first phase of plant construction and equipment installation for up to 6,000 MT capacity is expected to be complete by the end of 2008,” Chairman Peng concluded.
About LDK Solar (NYSE: LDK)
LDK Solar is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline and mono-crystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic. Its office in the United States is located in Sunnyvale, California.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. The press release also contains forward looking statements about the progress of LDK Solar’s construction of its polysilicon plant. These statements are based on information available to its management as of the date hereof. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including the risk of labor difficulties, construction difficulties or financing difficulties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 2, 2008